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                                                                         ANNEX A

800 Nicollet Mall
Minneapolis, MN 55402-7020

612 303-6000

December 18, 2000

PERSONAL & CONFIDENTIAL

Board of Directors
Loislaw.com, Inc.
105 North 28th Street
Van Buren, AR 72956

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock (the "Common Stock") of Loislaw.com, Inc. (the "Company") of the cash consideration to be received by holders of Common Stock, pursuant to an Agreement and Plan of Merger to be dated as of December 18, 2000 (the "Agreement"), among the Company, Wolters Kluwer U.S. Corporation ("Purchaser") and its wholly owned subsidiary LL Acquisition Corporation ("Acquisition").

The Agreement provides for the commencement by Purchaser of a tender offer (the "Tender Offer") to purchase Company Common Stock at a price of $4.3545 per share, net to the seller in cash (the "Offer Price") and the subsequent merger (the "Merger") of Acquisition into the Company, pursuant to which each share of the Common Stock outstanding at the effective time of the Merger will be converted into the right to receive cash equal to the Offer Price. The Tender Offer and the Merger are collectively referred to as the "Transaction". The terms and conditions of the Transaction are more fully set forth in the Agreement.

U.S. Bancorp Piper Jaffray Inc., as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, underwriting and secondary distributions of securities, private placements and valuations for estate, corporate and other purposes. We have acted as financial advisor to the Company in connection with the Transaction and will receive a fee for services which is contingent upon consummation of the Transaction. We will also receive a fee for providing this opinion. This opinion fee is not contingent upon the consummation of the Transaction. The Company has also agreed to indemnify us against certain liabilities in connection with our services. U.S. Bancorp Piper Jaffray makes a market in the Company's Common Stock and provides research coverage for the Company. In the ordinary course of our business, we and our affiliates may actively trade securities of the Company or Wolters Kluwer nv for our own account or the account of our customers and, accordingly, may at any time hold a long or short position in such securities.

In arriving at our opinion, we have undertaken such review, analyses and inquiries as we deemed necessary or appropriate under the circumstances. Among other things, we have reviewed a draft of the Agreement dated December 17, 2000 and drafts of certain other documents related to the Transaction and certain financial and other information that was publicly available or furnished to us by the Company, including information provided during discussions with the management of each company. We have visited the corporate offices of the Company and made inquiries of management of the
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December 18, 2000
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Company regarding the Company's past and current business operations, financial condition and future prospects. In addition, we have compared certain financial data of the Company with various other companies whose securities are traded in public markets, reviewed prices paid in certain other business combinations and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

In conducting our review and in rendering our opinion, we have, with your consent, relied upon and assumed the accuracy, completeness and fairness of the financial statements and other information provided to us or otherwise made available to us, and have not assumed responsibility for the independent verification of such information. We have further relied upon the assurances of the management of the Company that the information provided to us as set forth above has been prepared on a reasonable basis and, with respect to financial planning data and other business outlook information, reflects the best currently available estimates, and that they are not aware of any information or facts that would make the information provided to us incomplete or misleading. We have also assumed that there have been no material changes in the Company's assets, financial condition, results of operations, business or prospects since the date of the last financial statements made available to us. We have assumed that the final form of the Agreement will be substantially similar to the last draft reviewed by us, without modification of material terms or conditions.

In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities of the Company, and have not been furnished with any such appraisals or valuations. We express no opinion regarding the liquidation value of any entity. The analyses performed by U.S. Bancorp Piper Jaffray in connection with this opinion were going concern analyses of an entity. We were not requested to opine, and no opinion is hereby rendered, as to whether any analysis of an entity, other than as a going concern, is appropriate in the circumstance and, accordingly, we have performed no such analyses.

This opinion is necessarily based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion. Our opinion addresses solely the fairness of the consideration payable in the Transaction to shareholders of the Company, and does not address any other terms or agreement relating to the Transaction.

This opinion is directed to the Board of Directors in connection with its consideration of the Transaction. This opinion may not be published or otherwise used, nor may any public references to U.S. Bancorp Piper Jaffray be made without our prior written consent. However, notwithstanding the foregoing, we consent to the inclusion of this opinion in the Schedule TO and Schedule 14D-9 relating to the Tender Offer and the proxy statement (if any) relating to the Merger. This opinion is not intended to be and does not constitute a recommendation to any stockholder regarding whether to tender shares of Common Stock in the Tender Offer or as to how such stockholder should vote with respect to the Merger. In connection with this opinion, we were not requested to opine as to, and this opinion does not address, the merits of the basic business decision to proceed with or effect the Transaction or to compare the Transaction to, or consider, alternative transactions that may have been available to the Company.

Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that, as of the date hereof, the cash consideration to be paid in the Tender Offer and the Merger to the holders of the Common Stock pursuant to the terms of the Agreement is fair to the holders of the Common Stock, from a financial point of view.

Sincerely,

U.S. BANCORP PIPER JAFFRAY INC.

[Signature]